March 2, 2020

Ms. Heather Clark
Ms. Melissa Raminpour
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Powell Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2019
Filed December 5, 2019
File No. 001-12488

Dear Ms. Clark and Ms. Raminpour,

We are respectfully requesting an extension regarding the proposed date to file Powell Industries, Inc.’s (“Powell’s”) response to the Comment Letter dated February 26, 2020 from the Staff of the U.S. Securities and Exchange Commission regarding the above referenced filing by Powell. Powell expects to provide its response to the Comment Letter no later than March 25, 2020.

This additional time should be sufficient to compile the information required in order to respond to the comments, as well as have the responses appropriately reviewed by Powell’s Audit Committee and independent registered public accounting firm.

If you have any questions or require additional information regarding this request, please contact me directly at 713-948-4915.

Sincerely,

/s/ Michael W. Metcalf

Michael W. Metcalf
Executive Vice President
Chief Financial Officer

MWM:es

Powell Industries, Inc. | 8550 Mosley Road | Houston, TX 77075 | 713.944.6900 | powellind.com